October 9, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana and Margaret Sawicki

Re:	DIH Holding US, Inc.

Registration Statement on Form S-1

Filed July 26, 2024

File No. 333-281067

Dear Mr. Grana and Ms. Sawicki:

On behalf of DIH Holding US, Inc., a Delaware corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the two oral comments received from the Staff (the “Comments”) regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1, filed September 17, 2024 (the “Amendment No. 1”). In response to the Comments, the Company is contemporaneously filing herewith Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) with the Commission.

For ease of reference, we have summarized the oral comments in bold below with the response following..

Amendment No. 1

General

1.	We note your response to prior Comment No. 1. Please add disclosure in the Registration Statement explaining why the shares underlying the public warrants are included in this Registration Statement. Please also revise the cover page to more clearly show the securities being offered therewith.

RESPONSE: In response to the Staff’s comment, the Company has added an Explanatory Note that discusses the prior registration statements and the reason the shares underlying the public warrants are being registered on this Registration Statement. The prospectus cover page and in relevant places elsewhere has been revised to more clearly identify the securities being offered and explain the transactions to which they relate.

Exhibits

Filing Fee Table, page II-4

2.	Please revise your Filing Fee Table to more closely align each entry with the transaction to which the securities relate.

RESPONSE: The Filing Fee Table has been revised in accordance with the Staff’s comment..

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (202) 524-8467 or jguilfoyle@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel

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